Exhibit 12.1

Ratio of Earnings to Fixed Charges

	1999	2000	2001	2002	2003
					Historical		Pro Forma
Loss from continuing operations	$(17,392)	$(42,436)	$(16,388)	$(23,098)	$(67,102)		$(58,487)
Provision (benefit) for income taxes	(6,068)	31,225	1,135	1,443	(99)		(99)
Total fixed charges	44,083	44,577	44,343	42,000	36,163		27,548

	$20,623	$33,366	$29,090	$20,345	$(31,038)		$(31,038)

Fixed charges
Operating lease expense	$5,051	$6,447	$5,583	$6,463	$5,353		$5,353

Factored at one-third	$1,684	$2,149	$1,861	$2,154	$1,784		$1,784
Preferred stock dividends	1,593	1,823	2,093	5,876	4,395		4,395
Interest expense—gross	40,806	40,605	40,389	33,970	29,984		21,369

Total fixed charges	$44,083	$44,577	$44,343	$42,000	$36,163		$27,548

Ratio of earnings to fixed charges	0.5x	0.7x	0.7x	0.5x	(0.9	)x	(1.13	)x

Deficiency in fixed charge coverage ratio	$(23,460)	$(11,211)	$(15,253)	$(21,655)	$(67,201)		$(58,586)